UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  3)

Blount International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

095180105

(CUSIP Number)

Jason Carri

P2 Capital Partners, LLC

590 Madison Avenue

25th Floor

New York, NY 10022

(212) 508-5500

With copies to Andrew L. Bab, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6323

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095180105 13D

1	Name of Reporting Person P2 Capital Partners, LLC I.R.S. Identification No. of Above Person (Entities Only). 20-2436330

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,234,203

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,234,203

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,234,203

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.99%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 095180105 13D

1	Name of Reporting Person. P2 Capital Master Fund I, L.P. I.R.S. Identification No. of Above Person (Entities Only). 98-0515452

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,273,215

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,273,215

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,273,215

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.6%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 095180105 13D

1	Name of Reporting Person. P2 Capital Master Fund VI, L.P. I.R.S. Identification No. of Above Person (Entities Only). 27-2915390

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,127,405

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,127,405

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,127,405

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.4%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 095180105 13D

1	Name of Reporting Person. P2 Capital Master Fund IX, L.P. I.R.S. Identification No. of Above Person (Entities Only). 80-0938575

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,833,583

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,833,583

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,833,583

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.9%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 095180105 13D

1	Name of Reporting Person. Claus Moller I.R.S. Identification No. of Above Person (Entities Only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,234,203

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,234,203

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,234,203

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.99%

14	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed February 22, 2013 (as amended by Amendment No. 1 thereto, filed July 19, 2013 and Amendment No. 2 thereto, filed August 9, 2013), by and on behalf of P2 Capital Partners, LLC, a Delaware limited liability company (the “Manager”), P2 Capital Master Fund I, L.P., a Cayman Islands exempted limited partnership (“Master Fund I”), P2 Capital Master Fund VI, L.P., a Delaware limited partnership (“Master Fund VI”), P2 Capital Master Fund IX, L.P., a Delaware limited partnership (“Master Fund IX” and, together with Master Fund I and Master Fund VI, the “Funds”), and Claus Moller, a citizen of Denmark (all preceding persons are the “Reporting Persons”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.  Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the Schedule 13D.

Item 2.  Identity and Background.

Item 2 is hereby supplemented by the following:

The Reporting Persons are filing this Amendment because they have entered into certain understandings, as further described herein, with American Securities LLC (“American Securities”), American Securities Partners VI, L.P. (“AS Fund VI”), American Securities Partners VI(B), L.P. (“AS Fund VI(B)”), American Securities Partners VI(C), L.P. (“AS Fund VI(C)”), American Securities Partners VI(D), L.P. (“AS Fund VI(D)” and together with AS Fund VI, AS Fund VI(B) and AS Fund VI(C), the “AS Funds”), ASP Blade Investco, LP (“Investco”), ASP Blade Holdings, Inc. (“Holdings”), ASP Blade Intermediate Holdings, Inc. (“Parent”) and ASP Blade Merger Sub, Inc. (“Merger Sub”) (Merger Sub, together with Investco, Holdings and Parent, the “ASP Blade Entities”)  in connection with the transactions contemplated by an Agreement and Plan of Merger, dated as of December 9, 2015 (the “Merger Agreement”), among Parent, Merger Sub and the Issuer.

Item 4.  Purpose of the Transaction.

Item 4 is hereby supplemented with the following:

Merger Agreement

On December 9, 2015, the Issuer entered into the Merger Agreement with Parent and Merger Sub, pursuant to which, subject to the satisfaction or waiver of the conditions therein, Parent will acquire all of the outstanding shares of common stock, par value $0.01 per share, of the Issuer (“Shares”) (other than any Shares held by Holdings, Parent, Merger Sub or the Issuer or any of their respective subsidiaries) at a price of $10.00 per Share in cash.  The consummation of the transactions contemplated by the Merger Agreement is subject to certain closing conditions including the adoption of the Merger Agreement by the holders of a majority of the outstanding Shares and regulatory consents including the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approvals under any applicable antitrust law, as set forth in the Merger Agreement.  Upon the closing of the transactions contemplated by the Merger Agreement, as a result of its investment in Holdings, the sole shareholder of Parent, pursuant to the Contribution, Exchange and Subscription Agreement (described below), Master Fund I will indirectly own a minority equity interest in Parent.

Parent and Merger Sub have obtained equity and debt financing commitments for the transactions contemplated by the Merger Agreement.  The AS Funds have committed to capitalize Parent, immediately prior to the closing of the transactions contemplated by the Merger Agreement, with an equity contribution in an amount of $475,000,000 in the aggregate, on the terms and subject to the conditions set forth in the equity commitment letter, dated as of December 9, 2015, between certain funds of the Sponsor and Parent. The AS Funds and Master Fund I have also provided the Company with a limited guarantee in favor of the Company, which guarantees the payment of certain monetary obligations that may be owed by Parent pursuant to the Merger Agreement, including any reverse termination fee that may become payable by Parent.

If the transactions contemplated by the Merger Agreement are consummated, the Shares will no longer be traded on the New York Stock Exchange and the Shares will cease to be registered under the Exchange Act, and the Issuer will be privately held by Parent.

Cooperation Agreement

On December 9, 2015, the Manager, the Funds and the Issuer entered into a Cooperation Agreement (the “Cooperation Agreement”).  The Cooperation Agreement contemplates, among other things, that the Manager and the Funds will vote all or certain of the Shares owned by the Funds in accordance with the recommendation made by the board of directors of the Issuer with respect to (x) in the case of the Merger Agreement or an all-cash Superior Proposal (as defined in the Merger Agreement), all of their Shares in accordance with the recommendation made to the Company’s stockholders by the Board, or (y) in the case of a Superior Proposal that is not an all-cash Superior Proposal, in the same proportion as the votes cast by the unaffiliated stockholders of the Issuer.

Contribution, Exchange and Subscription Agreement

On December 9, 2015, Holdings and Master Fund I entered into a contribution, exchange and subscription agreement  (the “Contribution, Exchange and Subscription Agreement”) in connection with the transactions contemplated by the Merger Agreement. Under the Contribution, Exchange and Subscription Agreement, at or prior to the closing of the transactions contemplated by the Merger Agreement, among other things, Master Fund I agreed to contribute all of the Shares owned by it to Holdings, and Holdings agreed to issue to Master Fund I a number of shares of Holdings equal to (x) the aggregate value of the contributed Shares divided by (y) the per-Share price paid in connection with the consummation of the transactions under the Merger Agreement.

The foregoing summaries and information disclosed in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Cooperation Agreement, copies of which are attached as an exhibit to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 10, 2015.

Other than as described in this Item 4, and except as otherwise disclosed herein or in agreements described in this Amendment, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may at any time review or reconsider their respective positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters.  There can be no assurance that the possible courses of action expressed in this Item 4 will be consummated by the Reporting Persons.

Item 5.  Interest in Securities of Issuer.

Item 5 is hereby amended and replaced by the following:

(a), (b):  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.  As of the close of business on December 9, 2015, Master Fund I beneficially owned an aggregate of 1,273,215 Shares, representing approximately 2.6% of the outstanding Shares, Master Fund VI beneficially owned an aggregate of 2,127,405 Shares, representing approximately 4.4% of the outstanding Shares and Master Fund IX beneficially owned an aggregate of 3,833,583 Shares, representing approximately 7.9% of the outstanding Shares.  As of the close of business on December 9, 2015, each of the Manager and Mr. Moller may be deemed to beneficially own 7,234,203 Shares, in the aggregate, which represented approximately 14.99% of the outstanding Shares.  All percentages set forth in this paragraph are based on 48,251,734 Shares outstanding (as of November 5, 2015), which number of Shares is based upon the Issuer’s Report on Form 10-Q filed on November 9, 2015 for the quarter ended September 30, 2015.

Each of the Funds is the direct owner of the Shares reported owned by it.  For purposes of disclosing the number of Shares beneficially owned by each of the Reporting Persons, the Manager, as investment manager of the Funds, and Mr. Moller, as managing member of the Manager, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all Shares that are owned beneficially and directly by the Funds.  Each of the Manager and Mr. Moller disclaims beneficial ownership of such Shares for all other purposes.  The Funds each disclaim beneficial ownership of the Shares held directly by the other.

(c) Except as set forth above or in Schedule I, no Reporting Person has effected any transaction in Shares during the sixty days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and replaced by the following:

Except with respect to the agreements described in this Amendment and the contracts, arrangements, understandings or relationships referred to in such agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to the Shares.  The information set forth in Items 4 and 5 above is incorporated by reference in its entirety into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2015

P2 CAPITAL MASTER FUND I, L.P.		P2 CAPITAL MASTER FUND VI, L.P.

By:	P2 Capital Partners, LLC,	By:	P2 Capital Partners, LLC,
	as Investment Manager		as Investment Manager

By:	s/Claus Moller	By:	s/Claus Moller
	Name: Claus Moller		Name: Claus Moller
	Title: Managing Member		Title: Managing Member

P2 CAPITAL MASTER FUND IX, L.P.		P2 CAPITAL PARTNERS, LLC

By:	P2 Capital Partners, LLC,
as Investment Manager

By:	s/Claus Moller	By:	s/Claus Moller
	Name: Claus Moller		Name: Claus Moller
	Title: Managing Member		Title: Managing Member

CLAUS MOLLER

s/Claus Moller

Schedule I

TRANSACTIONS SINCE THE DATE OF THE MOST RECENT FILING OF SCHEDULE 13D BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to Shares effected during the sixty days preceding the date hereof.  The transactions occurred on the open market and the reported price per Share excludes brokerage commissions.

Shares Sold by Manager on behalf of Master Fund I

Number of Shares Sold	Price Per Share		Date
18,304	$5.2782	(1)	11/23/2015
6,336	$5.436		11/24/2015

Shares Sold by Manager on behalf of Master Fund VI

Number of Shares Sold	Price Per Share	Date
30,584	$5.2782	11/23/2015
10,587	$5.436	11/24/2015

Shares Sold by Manager on behalf of Master Fund IX

Number of Shares Sold	Price Per Share	Date
55,112	$5.2782	11/23/2015
19,077	$5.436	11/24/2015

(1)              This transaction was executed in multiple trades at prices ranging from $5.09 to $5.45 per Share, inclusive.  The price reported above reflects the weighted average sale price.  The Reporting Persons hereby undertake to provide upon request the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of Shares and prices at which the transaction was effected.